COMPLIANCE SYSTEMS CORPORATION
90 Pratt Oval
Glen Cove, NY 11542

February 12, 2007

John Fieldsend
United States Securities and Exchange Commission
100 F Street - Mail Stop 3561
Washington, D.C. 20549

Re:  Compliance Systems Corporation
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-134092

Ladies and Gentlemen:

Compliance Systems Corporation (the “Company) hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2 (File No. 333-134092), filed on February 9, 2007, as amended, to 9:00 am on February 13, 2007, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Preston Gates Ellis, LLP, counsel to the Company.

In addition, the Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert the declaration of effectiveness and staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPLIANCE SYSTEMS CORPORATION

By:	/s/ Dean Garfinkel
Dean Garfinkel
President and Principal Executive Officer